Via Facsimile and U.S. Mail
Mail Stop 4720

October 1, 2009

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

      Re: Assured Guaranty Ltd.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              DEF 14A filed March 25, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              File Number: 001-32141

Dear Mr. Mills:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director